Exhibit 12.1

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended September 30, 2004

(in thousands)

Net income from continuing operations	$137,628
Income taxes	95,040
Fixed charges (including securitization certificates)	102,655
Total	$335,323 =======

Interest expense	$83,135
Interest component of rentals	19,520
Total	$102,655 =======

Ratio of earnings to fixed charges	3.27 =======

Exhibit 12.2

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended September 30, 2004

(in thousands)

Net income from continuing operations	$137,628
Income taxes	95,040
Fixed charges (including securitization certificates)	102,655
Total	$335,323 =======

Interest expense	$83,135
Interest component of rentals	19,520
Subtotal	102,655
Preferred stock dividend requirements	3,313
Total	$105,968 =======

Ratio of earnings to fixed charges	3.16 =======